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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68627

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSEC, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 West 112th Street, Suite 500
(No. and Street)

Overland Park	KS	66211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

RSM Plaza 801 Nicolet Mall, West Tower, Suite 1100	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Karen A Steighner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSEC, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA PAULINE BAIRD
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20184026004
MY COMMISSION EXPIRES 06/21/2022

Signature

Financial and Operations Principal
Title

2/18/21
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Managing Member
MSEC, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of MSEC, LLC (the Company) as of December 31, 2020, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2013.

RSM US LLP

Minneapolis, Minnesota
February 24, 2021

FINANCIAL STATEMENTS

MSEC, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash and cash equivalents		$4,171,314
Securities owned, pledged to creditors		1,454,413
Deposit with clearing brokers		300,000
Other receivables		420,559
Receivables from affiliates		146,880
Other assets		84,925
Equipment, net of accumulated depreciation of $8,176		6,141
Total assets		$6,584,232
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to clearing broker	$	683,682
Accounts payable and accrued expenses		62,115
Commissions payable		145,827
Due to parent		293,179
Total liabilities		1,184,803
Commitments and contingencies (Note H)		
Member's Equity		5,399,429
Total liabilities and member's equity	$	6,584,232

The accompanying notes are an integral part of this statement of financial condition.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

MSEC, LLC ("the Company") is a wholly owned subsidiary of Mariner Wealth Advisors, LLC ("the Parent"). The Company is a U.S. Securities and Exchange Commission (SEC) registered broker-dealer and FINRA member firm. The Company is registered with the SEC, and operates per the FINRA membership under the provisions of Rule 15c3-3(k)(2)(ii) for the year ending December 31, 2020, and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States. The primary purpose of the Company is to support transactions for the affiliates which are subsidiaries of the Parent that are required to run through a broker dealer as described in Note F. The services provided by the affiliates include insurance, M&A support, private equity investment and asset management. The Company's securities transactions are executed and customer accounts are carried and cleared on a fully disclosed basis with National Financial Services LLC ("NFS"), a clearing broker/dealer.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to the period presented in the financial statements. Substantially all assets and liabilities are recorded at fair value.

1. *Use of Estimates in Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. *Cash and Cash Equivalents*

Cash and cash equivalents include cash and short-term investments. The Company considers all demand deposits and highly liquid investments with original or remaining maturities of 90 days or less to be cash equivalents.

3. *Accounts Receivable*

The Company's accounts receivable are balances due from affiliates for products, services, and solutions provided. Accounts receivable are generally due upon receipt. Account balances outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors, including the aging of the past due balance. The Company records an allowance for doubtful accounts for any balances that are deemed to be uncollectible. As of December 31, 2020, there was no allowance recorded in the financial statements.

4. *Due to clearing broker*

In accordance with SEC rules, the Company's trades are executed and cleared in proprietary accounts, which allow the clearing firms to loan MSEC funds for the purposes of financing securities purchases on terms to be negotiated at the time of the borrowing. Such loans are subject to SEC regulations and clearing firm's requirements. MSEC had borrowings of $683,682 outstanding at December 31, 2020. Under the terms of the clearing agreement, the Company has granted a blanket pledge of eligible securities as collateral for these advances.

5. *Deposits with clearing brokers*

As of December 31, 2020, deposits with third parties totaled $300,000 which comprised of cash security deposits with clearing brokers for the purpose of maintaining a fully disclosed clearing arrangement which are provided to issuers as a guarantee of performance.

6. *Securities owned, pledged to creditors*

Securities are acquired by the Company for profit through resale with purchases carried at fair value. The purchase or sale of securities is recognized on a trade date basis as the performance obligation has been satisfied.

7. *Contract balances*

Receivables from contracts were $420,559 at December 31, 2020 and recorded in other receivables on the statement of financial condition. The company does not have any other significant contract assets or contract liability balances as of December 31, 2020.

8. *Other Assets*

At December 31, 2020, other assets are primarily composed of prepaid FINRA expenses of $11,728 and prepaid technology expense of $23,258. The remaining balance in other assets is comprised of various other prepaid expenses.

9. *Equipment*

Equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years.

10. *Income Taxes*

The Company is a single member limited liability company owned by a sole member and is considered a disregarded entity for Federal income tax purposes. As such, the results of operations of the Company are included in the Federal income tax returns of the individual member and, accordingly, no provision or credit for Federal income taxes is recorded in the accompanying financial statements. The member's tax returns and the amount of allocable income or loss are subject to examination by taxing authorities. If such examinations result in changes to income or loss, the tax liability of the member could be changed accordingly. Generally, the tax authorities can examine any tax returns filed for the last three years.

As required by the uncertain tax position guidance in Accounting Standard Codification (ASC) 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. All interest and penalties related to income tax are charged to general and administrative expense. All tax positions taken related to the Company, for the current and any open tax years, have been reviewed and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions.

11. *Subsequent Events*

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the Company's statement of financial condition was issued.

NOTE C – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). The new guidance requires an entity to measure all expected credit losses for financial assets measured at amortized cost and held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019. Due to the short-term nature of the Company's other receivables and receivables from clearing brokers, the adoption of ASU 2016-13 on January 1, 2020 did not have a material impact on its financial statements.

NOTE D - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $4,675,536, which was $4,575,536 in excess of its basic net capital required of $100,000, and the Company's ratio of aggregate indebtedness to net capital was 0.25 to 1. The SEC permits a ratio of aggregate indebtedness to net capital no greater than 15 to 1. Net capital rules may restrict distributions to the member.

NOTE E – FINANCIAL INSTRUMENTS

Fair value is defined by applicable accounting guidance as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market for the given asset or liability at the measurement date based on market conditions at that date.

A hierarchy for fair value has been established that categorizes into three levels the inputs to valuation techniques used to measure fair value:

Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1) - Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.

Significant Other Observable Inputs (Level 2) - Fair value is based on significant other observable inputs, which are generally determined based on a single unadjusted price for each financial instrument provided by an applicable third-party pricing service and is based on one or more of the following:

- Quoted prices for similar, but not identical, assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates; and
- Other inputs derived from or corroborated by observable market inputs.

Significant Unobservable Inputs (Level 3) - Fair value is based on model-based valuation techniques for which at least one significant assumption is not observable in the market.

Transfers between levels are recognized as of the end of the reporting period. There were no transfers in or out of levels 1, 2, or 3 during the year ended December 31, 2020.

The underlying methods used by the third-party pricing services are considered in determining the primary inputs used to determine fair values. Based on all observable inputs, management may adjust prices obtained from third-party pricing services to more appropriately reflect the prices that would be received to sell assets or paid to transfer liabilities in orderly transactions in the current market. No significant adjustments were made to prices provided by third-party pricing services at December 31, 2020.

Certain assets and liabilities recorded in the financial statements are measured at fair value on a recurring basis are as follows as of December 31, 2020:

Assets	Total	Quoted Prices in Active Market for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities:				
State and municipal obligations	$ 1,454,413	$ -	$ 1,454,413	$ -
Total securities	$ 1,454,413	$ -	$ 1,454,413	$ -

Substantially all of the Company's other assets and liabilities are also considered financial instruments, and are short-term or replaceable on demand. Therefore, the carrying amounts approximate their fair values.

NOTE F - RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

Operating costs and expenses as outlined in various shared services agreements are incurred by the Parent and/or an affiliate. As of December 31, 2020, the Company owed the Parent $293,179 for accrued services for these operating costs and expenses. Costs are allocated monthly based on actual usage as well as a general allocation of overhead and are included in multiple accounts on the income statement including registered representatives' commissions, payroll and benefits, technology, data and communication expense, travel and entertainment expense, professional service expense, occupancy and equipment expense and other expenses.

As of December 31, 2020, $146,880 of commission income is included in receivables from affiliates. The commission income is being paid in accordance with the Networking Services Agreement for insurance contracts which are considered securities and must run through a broker dealer registered with the SEC.

NOTE G - CONCENTRATION RISK

As of December 31, 2020, and at various other times during the year, cash balances held at financial institutions may be in excess of federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, mutual fund companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of its counterparties. The Company does not believe it is exposed to any significant counterparty credit risk.

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activates may expose the Company to credit and market risks in the event the customer, counterparty, or Clearing Firms are unable to fulfill its contraction obligations. Such risks may be increased by volatile trading markets.

NOTE I - COMMITMENTS AND CONTINGENCIES

The Company promptly transmits all customer funds and securities to the Clearing Firms, is contingently liable for its customers' transactions, and has agreed in certain circumstances to indemnify the Clearing Firms for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2020, there were no customer balances maintained by the Clearing Firms subject to such indemnification requiring a liability to be accrued. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

The Company may be a defendant in various actions, suits, or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. The Company establishes accruals for potential losses to the extent that claims are probable of loss and the amount of the loss, or range of loss, can be reasonably estimated. Such accruals, if any, would be included in accounts payable and other liabilities on the statement of financial condition and in other expenses on the statement of operations. In many cases, however, it is inherently difficult to determine whether any loss is probable or to estimate the amount or range of any potential loss, and therefore the determination of the likely outcome and accrued amounts requires significant judgement on the part of management. The Company's management believes, based upon the facts that have developed to date that the outcome of such matters, although uncertain, will not have a material adverse effect on the financial condition or results of operations of the Company.

During the normal course of business, the Company is subject to inquiries by the SEC as well as the FINRA. Management does not believe the impact of such inquiries, if any, will have a material effect on the accompanying financial statements.

On March 10, 2020, the president of the United States declared that the coronavirus outbreak in the United States constitutes a national emergency. The Company's business could be susceptible to changes in operations and investor demand, and may experience a varying degree of business interruption due to this outbreak. The extent to which the coronavirus impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the coronavirus and actions taken to contain coronavirus or its impact, among others.